Exhibit (a) (x)

Glossary of Terms

Eligible Options – All outstanding options to purchase shares of our common stock, except for options held by Excluded Employees.

Excluded Employees – (i) our Chief Executive Officer, (ii) Vice President level employees or higher who have executed a severance agreement or a transition agreement and have been notified that their jobs will be eliminated, (iii) employees based in Switzerland and (iv) employees to whom the Company has granted option awards on or after September 13, 2002.

Employee – Employees who are currently employed or on an approved Leave Of Absence (medical/personal). This does not include temporary or contracted employees.

Exercise – Using your stock option to purchase shares of Openwave stock at exercise price. When you “exercise your option,” you buy shares of stock at the exercise price.

Exercise/Grant Price – The pre-set price you will pay for shares you decide to exercise, determined at the time the stock options are awarded. Exercise price is also referred to as grant price.

Grant – A specific number of stock option shares awarded to you on the grant date.

Grant Date – The day on which a specific option is granted to you.

Incentive Stock Options (ISOs) – Options to purchase a specified number of shares at a set price over a fixed period of time. These stock options are qualified under Section 422 of the Internal Revenue Code.

Nonqualified Stock Options (NQSOs) – Options to purchase a specified number of shares at a set price over a fixed period of time. An option for which ordinary income tax on the appreciation value is due at the time the option is exercised. No taxes are due in the US at the time you are granted the option.

Replacement Grant Date – This is the date that you will receive replacement options for those options that you elected to exchange as of April 23, 2003. The replacement grant date will be between October 25 and November 24, 2003.

Stock Option Overhang – Stock option overhang is the total number of stock options outstanding divided by common stock outstanding. Shareholders use overhang as a gage to determine if they should vote for or against making additional shares available for employee stock options.

Stock Option Cancellation Date – For any stock options that you elect to exchange under the Stock Option Exchange Program, April 24, 2003. This is the date that those options become cancelled.

Stock Option Term – The time period during which you can exercise your option to buy shares of stock.

Underwater – A stock option is considered “underwater” if the per share exercise price of the option is higher than the current stock price.

Vested Stock Option Shares – Those stock option shares that are eligible for exercise.

Vesting – The process of earning the right to exercise a stock option. Stock option shares typically vest in installments over specified periods of time.